

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via Email
David F. Melcher
Chief Executive Officer
Exelis Inc.
1650 Tysons Boulevard, Suite 1700
McLean, Virginia 22102

>   **Re: Exelis Inc. f/k/a ITT DCO, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12B**
>   **Filed August 22, 2011**
>   **File No. 001-35228**

Dear Mr. Melcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Please note the headings and page numbers below refer to the headings and numbers that appear in Exhibit 99.1 which you have incorporated by reference.

The Spin-Off, page 4

Q: What is the Contribution?, page 9

1.   We note your response to comment five from our letter dated August 5, 2011. Please revise to provide more detailed disclosure regarding why you intend to borrow $890 million, contribute $700 million to ITT, and keep the balance. Although we note your explanation that your indebtedness and contribution will provide attractive credit profiles and balanced growth capacity, please provide more specific disclosure.

The Spin-Off, page 34

Reasons for the Spin-Off, page 34

2.   In response to comment three from our letter dated August 5, 2011, you added disclosure
        that briefly mentions the negative factors considered by ITT's Board of Directors. Please
        elaborate on these factors and provide sufficient context for shareholders to understand
        the magnitude and scope of the potential negative consequences of the spin-off that the
        board considered.

Executive Compensation, page 100

2010 AIP Awards Paid in 2011, page 112

3.   We note your response to comment 18 from our letter dated August 5, 2011. It appears
        from page 111 you used Group Cash Flow, Group Revenue, and Group ROIC
        performance targets, but they do not appear on the tables on page 113 and 114. Please
        advise or revise to provide these metrics in the tables on pages 113 and 114.

4.   You disclose on page 113 that positive discretion was exercised to increase the payouts
        under the 2010 AIP by 5% to Messrs. Milligan, Wilson, and Young. Please tell us why
        you did not include this extra payout in the bonus column of the summary compensation
        table. For guidance please refer to Question 119.02 of the Regulation S-K Compliance
        and Disclosure Interpretations available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        You may contact Christy Adams, Staff Accountant, at 202-551-5695 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-
3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs for

                                                Larry Spirgel
                                                Assistant Director

cc: Via Email
        Gary Sellers, Esq.
        Arjun Koshal, Esq.
        Simpson Thacher & Bartlett LLP